Exhibit 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges (Exhibit 12.1)
(numbers in thousands)

	For Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income before assessments	$173,354	$138,951	$121,969	$301,427	$135,664
Fixed charges	2,123,241	2,290,122	2,057,440	1,584,715	930,137

Total earnings	2,296,595	2,429,073	2,179,409	1,886,142	1,065,801

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	2,097,627	2,210,267	1,990,300	1,538,462	905,980
Interest expense on deposits	22,181	51,363	35,173	24,338	12,449
Interest expense on borrowings from other FHLBanks	26	119	147	132	15
Interest expense on securities sold under agreement to repurchase	1,961	25,045	28,462	19,393	10,156
Interest expense on mandatorily redeemable capital stock	1,028	2,902	2,972	2,029	1,133
Interest expense on other	—	—	31	4	58

Total interest expense	2,122,823	2,289,696	2,057,085	1,584,358	929,791

Estimated component of net rental expense
Rent exense	1,254	1,279	1,064	1,070	1,037
Factor (1/3) (1)	33.33%	33.33%	33.33%	33.33%	33.33%

Estimated component of net rental expense	418	426	355	357	346

Total fixed charges	2,123,241	2,290,122	2,057,440	1,584,715	930,137

Ratio of earnings to fixed charges	1.08	1.06	1.06	1.19	1.15

(1)	Represents one-third of rental expense related to the Bank’s operating leases.